Exhibit 99.1

KANZHUN LIMITED Announces up to US$150 Million Share Repurchase Program

BEIJING, March 9, 2022 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced that the Company’s board of directors has authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares over the next 12 months.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, commented, “The effectiveness of our business model has continued to be validated, with solid profitability and robust free cash flow generation reported for the first nine months of 2021. The share repurchase program announced today, reflects not only the confidence we have in our business model, but also our commitment to delivering long-term value for our shareholders.”

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

In China：

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: kanzhun@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: kanzhun@tpg-ir.com

2